

January 6, 2012

Via E-mail
Mr. Gary H. Schoenfeld
Chief Executive Officer
Pacific Sunwear of California, Inc.
3450 E. Miraloma Ave.
Anaheim, CA 92806

>   **Re: Pacific Sunwear of California, Inc.**
>   **Form 10-K for Fiscal Year Ended January 29, 2011**
>   **Filed March 31, 2011**
>   **Form 10-Q for Fiscal Quarter Ended October 29, 2011**
>   **Filed December 8, 2011**
>   **File No. 000-21296**

Dear Mr. Schoenfeld:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 29, 2011

Critical Accounting Policies, page 19

Evaluation of Long-Lived Assets, page 20

1.   We note from page F-11 that you determined that certain underperforming stores would not be able to generate sufficient cash flows over the remaining life of the related leases to recover your investment in the stores based on reviews of the operating performance and projections of underperforming stores. Please provide us draft disclosure to be included in future filings, that discusses the following:

- Discuss how you determined the amount and timing of the impairment charges recorded during each of the periods presented. In this regard, we note you have recorded impairment charges during each of the three years ending January 29, 2011 as well as each of the quarters of fiscal 2011. Your MD&A disclosure should also discuss the facts and circumstances surrounding the impairments, including the nature of the stores that have been impaired, whether these are stores you have decided to close, the amount of assets that remain after the impairment and how you determined that the remaining assets were recoverable;

- Confirm that your impairment tests are on a store by store basis and discuss the key assumptions used to estimate fair value of your long-lived assets for the periods presented. To the extent the assumptions used changed period to period, discuss your basis for these changes; and

- Discuss the nature of the assets written down that you disclose in the table on page F-12, the number of stores the assets relate to, whether or not there is a geographic concentration of where these stores are located, why these stores are underperforming and the reasons for period over period changes in these carrying amounts. In this regard, we note you had $23M and $9M in carrying value of assets at January 29, 2011 and October 29, 2011, respectively. Tell us if these carrying amounts relate to the same stores or if new stores have been added to the list.

Fiscal 2010 Compared to Fiscal 2009, page 22

Net Sales, page 22

2.   You disclose that your net sales decreased 9.5% and you attributed 8% of the decline to the decline in comparable store net sales which was due to a decrease in total transactions of 12%, partially offset by an increase in the average sale transaction of 4%. Please provide draft disclosure to be included in future filings that discusses the following:

- Discuss the impact your product mix, such as men's apparel, women's apparel, and accessories and footwear, has had on the number of transactions, overall sale trends and margins. In this regard, you state that women's apparel decreased 19% in 2010 whereas men's apparel increased 2% but provide no narrative explaining the reasons why these changes occurred;

- Disclose the reasons why women's apparel has decreased during fiscal 2010 and the three fiscal quarters of 2011 and how these factors compare to the men's apparel results;

- Clarify how each of your segments has impacted overall sales and whether or not they have positively or negatively impacted the year over year sales trends. In this regard, you disclose that e-commerce contributed $3 million to the decrease in sales, however, it is not clear how much of your sales are generated from online sales. As for outlet sales, disclose how many outlet stores you operate and how the outlet sales have impacted sales and margins; and

- Discuss how merchandise markups and markdowns impact your net sales period to period.

Gross Margin, page 22

3. You disclose that your gross margins were impacted by a decrease in merchandise margins, specifically that merchandise margins decreased to $434 million in fiscal 2010 from $494 million in fiscal 2009 due to decreases in initial markups and in increase in markdowns. Please provide us an analysis of your markups and markdowns for each period presented. To the extent these items have had a significant impact on operations, please revise disclosure to discuss in more detail the nature of the markups and markdowns, the reasons for the year over year changes in activity and whether you expect these trends to continue impacting margins as they have recently done so.

4. We note from page F-9 that components of your cost of goods sold include the landed costs of merchandise, buying, distribution and occupancy costs. Provide draft disclosure to be included in future filings that discusses the material changes in the components of cost of goods sold for each of the periods presented. We note you provide margin discussion in MD&A however your discussion does not provide any insight into the impact of other costs such as occupancy costs, other store related expenses and other costs of merchandise (e.g. raw material costs, shipping costs) have had on operations.

Liquidity and Capital Resources, page 26

Operating Cash Flows, page 27

5. We note your inventory balance has continued to increase during fiscal 2010 and 2011 and the change in your inventory and accounts payable balances have significantly contributed to your year over year changes in operating cash flows. Your liquidity disclosure does not discuss why your inventory balance would continue to increase in light of the decreasing trend in sales over the past three years. Considering the decrease in sales, the significant impact of decreasing inventory markups and increasing inventory markdowns, it is unclear why your inventory balance continues to increase and how you determined that the inventory balance is currently recoverable. Tell us and disclose the factors underlying the significant increases in inventory year over year in light of the current economic environment and the company's operating performance and how you have determined your inventory valuation is appropriate. Further provide us with

Schedule II information for your inventory valuation account as required by Rule 5-04 of Regulation S-X and provide a narrative explaining any significant changes in this schedule.

Contractual Obligations, page 28

6.   We note from your consolidated balance sheets on page F-3 that you present $26 million for other long-term liabilities, which appears to include the industrial revenue bond and executive deferred compensation. Please tell us why you have not presented this amount in the contractual obligations table as required by Item 303 (A)(5) of Regulation S-K. To the extent the amounts or timing of future payments of these liabilities are not determinable, provide footnotes to the table to describe the nature of items excluded and why they are excluded.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 30

7.   We know from your risk factors disclosure on page nine that you face increasing product costs from your manufacturing partners mainly in higher cotton price and fluctuation of the Chinese Yuan in relation to the U.S. dollar. Please tell us how you considered the market risk exposure categories of foreign currency exchange rate risk and commodity price risk (e.g., cotton) in presenting disclosures pursuant to Item 305 of Regulation S-K.

Note 12. Segment Reporting, Page F-21

8.   You identify three operating segments: PacSun stores, PacSun Outlet and pacsun.com that you have aggregated into one reportable segment. Please tell us how you considered ASC 280-10-50 in identifying your operating segments and your reporting segments. In this regard, you do not discuss the impact any one of your segments has had on operations of the company and in fact state on page 3 that you have grouped stores into a number of clusters based on customer segmentations, brand performance, weather, and demographics and you have changed your allocations based on these clusters. We further note that you have a SVP of Men's Merchandising and an SVP of Women's Merchandising. Further tell us how you determined it is appropriate to aggregate these three operating segments into one reportable segment, specifically addressing how PacSun stores, outlet stores and online stores are all economically similar, and how you considered the criteria outlined in ASC 280-10-50-11.

Form 10-Q for the Fiscal Quarter Ended October 29, 2011

Notes to Condensed Consolidated Financial Statements, page 6

4. Impairment of Long-Lived Assets, page 7

9.   We note from page 20 that you closed 32 stores in the first quarter of fiscal 2011 and
        you plan to close approximately 150 stores prior to the end of fiscal 2013. Quantify
        the amount of assets related to these stores, including any lease guarantees, inventory
        and fixed assets. You discuss on page 29 of your 2010 Form 10-K that you are
        relieved of future obligation under a lease if specified sales levels or mall occupancy
        targets are not achieved by a certain date. Provide draft disclosure to be included in
        future filings that clarifies these sales levels and timeframes and how much you
        would be expected to pay, for leases, in the next twelve months, if any of your
        underperforming stores had to close. In addition to lease expenses, describe the
        nature and the amounts of expenses you would expect to incur as a result of any of
        these closings (e.g., one-time termination benefits, inventory write downs, and assets
        impairment charges, etc.) and the impact if any, these closings would have on your
        new credit facility covenants that restricts your ability to transfer, lease or dispose of
        assets. We note in the transcript of your earnings call on December 7, 2011 you were
        able to quantify the amount of impairment charges and cash outlay for these stores,
        however, this information was not disclosed in your Form 10-Q for the period ending
        October 29, 2011.

Item 2. Management's Discussion and Analysis, page 14

10.   We note in the transcript of your earnings conference call on December 7, 2011 that you
        quantified the amount of sales impacted by the closures of estimated 200
        underperforming stores by end of 2012. In addition, you also discussed your plan on
        reducing your real estate portfolio. It does not appear that you have included this
        information in your Form 10-Q for the fiscal quarter ended October 29, 2011 that you
        filed with the Commission on December 8, 2011. Please provide draft disclosure to be
        included in future filings that discusses the impact of closing an estimated 200
        underperforming stores to sales, margins, operations and liquidity.

11.   The transcript of your earnings conference call on March 15, 2011 states that you have
        made dramatic changes in pricing and merchandising strategy. Please ensure that your
        MD&A in future periodic reports discusses these type of changes when discussing the
        period over period changes. In this regard, we note your MD&A in your 2011 Form 10-
        Q's and Form 10-K for 2010 only discuss briefly comparable store sales and women and
        men apparel results rather than describe the underlying factors that drove these changes.
        Please provide draft disclosure to be included in future filings that discusses further your
        product mix, changes to your merchandising strategies and how these items impacted
        sales and operations for each period presented.

12.   Considering the impairment charges recorded during fiscal 2008 through 2010 as
        well as each of the quarters in fiscal 2011, the closing of stores each year, the
        continued decrease in sales and margins, the decrease in your stock price and the fact
        that your book value exceeds your market capitalization at October 29, 2011, please
        tell us how you determined the amount and timing of your $7 million impairment

Gary H. Schoenfeld
Pacific Sunwear of California, Inc.
January 6, 2012
Page 6

charge to property and equipment and determined that your inventory balance is recoverable at October 29, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo, Staff Accountant at 202-551-3394 or Melissa N. Rocha, Accounting Branch Chief at 202-551-3854 if you have questions regarding these comments and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining